[*Confidential Treatment Request by OraSure Technologies, Inc.]

June 10, 2005

Transmitted Via

EDGAR and Facsimile

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	OraSure Technologies, Inc. Form 10-K for the
Year Ended December 31, 2004 (“10-K Report”)
SEC File No. 1-16537

Dear Ms. Tillan:

In response to your letter dated May 18, 2005 (the “Comment Letter”) with respect to the above-referenced 10-K Report and in order to clarify our response letter dated April 22, 2005, (the “April 22 Response”), OraSure Technologies, Inc. (the “Company”) is providing the following explanations and supplemental information in response to the Staff’s additional comments. The responses set forth below are labeled to correspond to the numbers assigned by the Staff to its comments in the Comment Letter.

Comment 1

In response to this comment, the Company’s future filings will indicate, if true, that our officers concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Comment 2

(a) As indicated in the April 22 Response, the Company does not recognize any separate revenue related solely to the analytical instrument (“equipment”) provided to and used by a limited number of our customers, under certain “reagent rental” agreements which we have executed with them. We believe the utilization of this equipment by our customers is dependent upon the specific immunoassay tests and reagents purchased by them. Furthermore, these same immunoassay tests or reagents cannot be utilized without the equipment. As such, we believe

[*Confidential Treatment Request by OraSure Technologies, Inc.]

that the customers do not have full use of the equipment without the requisite tests and reagents. Pursuant to these reagent rental agreements, our customers have a contractual obligation to purchase a minimum number of immunoassay tests and reagents on an annual basis, based upon their utilization patterns. As such, the customer controls the timing of delivery of these immunoassay tests and reagents during each annual period. Also, the total consideration associated with this arrangement is not fixed or determinable, as it is ultimately contingent upon the customer’s utilization rates. Immunoassay tests and reagents are generally not returnable by our customers, except for normal warranty returns. Accordingly, the Company recognizes revenue when the non-returnable immunoassay tests and reagents are shipped to these customers. We believe that all revenue is earned and obligations are fulfilled in tandem with the shipment of these immunoassay tests and reagents since it is only at this point that the customer can and will utilize the related equipment.

Pursuant to these reagent rental agreements, our customers generally purchase immunoassay tests and reagents throughout the term of their respective agreement, on a relatively consistent basis, from quarter to quarter. As such, we believe that bifurcation of a reagent rental agreement into distinct leasing and supply components would not render results that are materially different, on a quarter-to-quarter basis, than our current accounting treatment. Our conclusion is based upon the following fact pattern, demonstrated for an average reagent rental customer during 2004:

1. Total revenues generated via the average reagent rental customer in 2004:	$[ *A01 ]

2. Fair Market Value of the annual minimum number of tests included in contract:	$[ *A02 ]

3. Fair Market Value of the annual lease payment for this equipment, based upon independent third-party leasing information obtained by the Company:	$[ *A03 ]

4. Total Fair Market Value of the contract ($[ *A04 ])	$[ *A05 ]

5. Percentage allocable to equipment ($[ *A06 ]):	[*A07]%

Month	Average Revenue Recognized (a)		Amount allocable to equipment (b) (Column (a) * [*A08]%)		Straight-line Recognition of amount allocable to equipment (c) ($[ *A09 ])		Difference (d) Column (b) – Column (c)
Quarter 1	$	[*A10]	$	[*A11]	$	[*A12]		[*A13]
Quarter 2	$	[*A14]	$	[*A15]	$	[*A16]		[*A17]
Quarter 3	$	[*A18]	$	[*A19]	$	[*A20]	$	[*A21]
Quarter 4	$	[*A22]	$	[*A23]	$	[*A24]	$	[*A25]

Total	$	[*A26]	$	[*A27]	$	[*A28]	$	[*A29]

[*Confidential Treatment Request by OraSure Technologies, Inc.]

As demonstrated in the example above, bifurcating reagent rental agreements into distinct leasing and supply components would vary our quarterly revenues by a maximum of $[*A30] per quarter per customer. We therefore believe that bifurcation of a reagent rental agreement would not render results that are materially different, on a quarter-to-quarter basis, than our current accounting treatment.

During the years ended December 31, 2004, 2003, and 2002, we had reagent rental agreements with [    *A31    ] customers, respectively. The total revenues generated from these reagent rental agreements for the years ended December 31, 2004, 2003, and 2002, were $[    *A32    ], or [        *A33        ]% of product revenues, respectively. Gross margin recognized from these revenues was approximately $[        *A34        ], or [        *A35        ]% of total gross margin realized in the years ended December 31, 2004, 2003, and 2002, respectively. As this demonstrates, total revenues and gross margin generated by these agreements, are immaterial to the Company’s results of operations and financial position.

In consideration of the foregoing, we believe that our recognition of revenue upon shipment of immunoassay tests and reagents to our customers, over the contractual term of our reagent rental agreements, during which mutual obligations are fulfilled and the benefits derived from the equipment are diminished, is appropriate.

(b) Supplementally, we wish to clarify the April 22 Response to the Staff. We agree that we are providing three separate elements: (1) prepackaged test kits, (2) laboratory testing services, and (3) shipping. While not specifically addressed in the April 22 Response, shipping is a separate element of the Company’s OraSure® HIV-1 testing kits and we do treat it as such. Shipping fees are related to the overnight shipment of specimens to the laboratory, for testing within 24 hours of receipt. Our response did not address shipping revenues separately because we recognize them in tandem with recognizing revenue from laboratory testing services (i.e., shipping fees are deferred until we receive information from the laboratories indicating the specimen was received). We commonly refer to “testing services” as inclusive of the shipping fee and laboratory testing service. While our accounting treatment for both elements is similar, our response should have addressed these items separately. We apologize for any confusion this may have caused the Staff.

Upon shipment of an OraSure® HIV-1 testing kit to our customer, revenues associated with shipping the specimen to the laboratory and the subsequent laboratory testing services are both deferred, since neither the specimen shipment nor the laboratory testing services have been rendered at that point in time. Revenues from shipping and laboratory testing services are then recognized upon receipt of information from the laboratories indicating that the specimens have been received and the testing services have been performed.

[*Confidential Treatment Request by OraSure Technologies, Inc.]

In reference to the statement in the April 22 Response regarding recognition of revenue for testing services over a four-to-six month period, we wish to clarify that four-to-six months is the average period of time over which the customer utilizes the OraSure® HIV-1 kits (i.e. the period of time over which the shipping and laboratory testing services are performed). As stated in the April 22 Response, the four-to-six month period was determined based on information provided to us by the laboratories in their invoices for the related services. During this timeframe, since services are performed, we recognize the related revenue.

For the reasons set forth above, we believe our accounting treatment of revenue received from the sale of OraSure® HIV-1 testing kits is appropriate.

In connection with the foregoing responses, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned (610-882-1820, ext. 3279) if you have any questions or if we can provide any further information that would be helpful to the Staff.

Sincerely,

/s/ Ronald Spair
Ronald Spair
Executive Vice President and Chief Financial Officer

cc:	D. Michels, President and Chief Executive Officer

J. Jerrett, Senior Vice President and General Counsel

M. Kuna, Vice President and Controller

E. Stortz, Financial Reporting Specialist

F. Hausmann, Chairman, Audit Committee

J. Gerard, KPMG LLP

E. DeTrizio, Dechert LLP